SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

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Brass Eagle Inc.
(Name of Subject Company)

Brass Eagle Inc.
(Name of Person Filing Statement)

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Common Stock, $0.01 par value
(Title of Class of Securities)

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10553F106
(CUSIP Number of Class of Securities)

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John D. Flynn
Brass Eagle Inc.
1201 S.E. 30th Street
Bentonville, Arkansas 72712
(479) 464-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Craig R. Martahus
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. *Subject Company Information.*

The name of the subject company is Brass Eagle Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1201 S.E. 30th Street, Bentonville, Arkansas 72712. The telephone number of the Company at its principal executive offices is (479) 464-8700.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is the common stock, $0.01 par value, of the Company (the "Shares"). As of November 3, 2003, there were 7,490,439 Shares issued and outstanding.

Item 2. *Identity and Background of Filing Person.*

The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the offer by K2 Inc., a Delaware corporation ("K2"), to acquire each issued and outstanding Share of the Company in exchange for 0.6036 of a share of common stock, par value $1.00 per share, of K2, including the associated preferred share purchase rights (the "Offer Consideration"), upon the terms and subject to the conditions set forth in K2's Prospectus, dated November 4, 2003 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Prospectus and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer." The Offer was commenced by K2 on November 4, 2003 and expires at 12:00 midnight, New York City time, on Monday, December 8, 2003, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer more than 50% of the Shares on a diluted basis, as described in the Prospectus (the "Minimum Tender Condition").

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the "Schedule TO"), filed by K2 with the Securities and Exchange Commission on November 4, 2003. The Prospectus and the related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, by and among the Company, K2 and Cabe Acquisition Sub, Inc. ("Acquisition Sub"), a Delaware corporation and wholly owned subsidiary of K2 (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that, following the completion of the Offer, Acquisition Sub will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by K2, Acquisition Sub or the Company or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the "Merger Consideration").

The Schedule TO states that the principal executive offices of K2 and Acquisition Sub are located at 2051 Palomar Airport Road, Carlsbad, California 92009 and that the telephone number at such principal executive offices is (760) 494-1000.

Item 3. *Past Contacts, Transactions, Negotiations and Agreements.*

Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) K2, Acquisition Sub or their respective executive officers, directors or affiliates.

The Merger Agreement. The summary of the Merger Agreement contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger

Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Company Stock Options.   The Merger Agreement provides that, at the effective time of the Merger, each outstanding option to purchase Shares issued by the Company to its employees pursuant to the Company's 1997 Stock Option Plan or any other agreement or arrangement, whether vested or unvested, will be converted into an option to purchase shares of common stock of K2. As of the effective time of the Merger, each such Company option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to the Company stock option (subject to the acceleration of vesting or exercisability of such option, pursuant to the terms of the option or the 1997 Stock Option Plan, by reason of the Merger Agreement, the Offer or the Merger), a number of shares of common stock of K2 equal to the number of Shares subject to the Company option multiplied by 0.6036, rounded down to the nearest whole share, at a price per share equal to the per Share exercise price applicable to the Company option divided by 0.6036, rounded up to the nearest cent.

The stock option award agreements pursuant to which options are issued under the Company's 1997 Stock Option Plan provide that all options subject to the agreement shall become immediately exercisable upon a change-of-control of the Company, unless the option has previously terminated, expired, lapsed or been forfeited pursuant to the terms of the agreement or the 1997 Stock Option Plan. Under the terms of the stock option award agreements, a change-of-control includes (i) any person becoming the beneficial owner of 25% or more of the Company's voting power, (ii) a merger, consolidation, share exchange, division or other reorganization or transaction of the Company with any other corporation, other than a transaction in which the voting securities of the Company continue to represent at least 60% of the voting power of the entity surviving the transaction, either by remaining outstanding or by being converted into voting securities of the surviving entity, and (iii) a change in a majority of the Company's Board of Directors during any 24-month period that is not approved by two-thirds of the Company's Board and a majority of the Company's stockholders. The purchase by K2 of more than 50% of the Shares in the Offer and the completion of the Merger would each constitute a change-of-control under the stock option award agreements.

Under the terms of the Company's 1997 Stock Option Plan, in the event of a change-of-control of the Company, the Compensation Committee of the Company's Board of Directors, which is charged with administering the 1997 Stock Option Plan, may in its discretion accelerate the exercisability of any unexercisable option issued under the 1997 Stock Option Plan. Since each of the Company's outstanding stock options are either currently exercisable or will become exercisable pursuant to the terms of the stock option award agreements upon the completion of the Offer, the Compensation Committee will not take any action under these provisions of the 1997 Stock Option Plan in connection with the transactions contemplated by the Merger Agreement.

The Company has agreed in the Merger Agreement to enter into any amendments to the plans or agreements pursuant to which the Company options have been issued that are necessary to give effect to the conversion of such options. K2 has agreed in the Merger Agreement to file with the Securities and Exchange Commission, within 10 business days after the effective time of the Merger, a registration statement on Form S-8 with respect to the shares of common stock of K2 that will be subject to the converted Company options.

Company Employee Benefit Plans.   In the Merger Agreement, K2 has agreed that, from and after the effective time of the Merger, it will assume and honor all employee benefit plans, programs and agreements of the Company existing as of the effective time of the Merger in accordance with their terms, subject to any amendment to or termination of such plans, programs or agreements in accordance with their terms or as permitted by applicable law. The Merger Agreement provides that, in lieu of any benefits provided under the benefit plans and programs of the Company, K2 may provide employees of the Company and its subsidiaries who continue to be employed by K2 or any of its subsidiaries after the effective time of the Merger with employee benefits under K2's employee benefit plans and programs pursuant to the terms of such plans and programs. The Merger Agreement provides that these provisions will not prevent the termination of employment of any Company employee after the effective time of the Merger or the amendment or termination of any employee benefit plan or program to the extent permitted by their current terms or under applicable law.

Indemnification of Directors and Officers.   The Merger Agreement provides that, after the effective time of the Merger, K2 will cause the Company to indemnify, advance expenses to and hold harmless, to the fullest extent required or permitted under applicable law and to the extent not covered by insurance, the present and former directors and officers of the Company and its subsidiaries in respect of acts or omissions occurring prior to or after the effective time of the Merger, including in connection with the Merger Agreement and the transactions contemplated thereby. In the Merger Agreement, K2 has agreed to cause the certificate of incorporation and bylaws of the Company to maintain in effect, for a period of six years after the effective time of the Merger, the current provisions contained in the certificate of incorporation and bylaws of the Company regarding the elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses. K2 has also agreed that, from and after the effective time of the Merger, it will cause the Company to honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors or officers, and any indemnification provisions under the Company's certificate of incorporation or bylaws, existing at the date of the Merger.

Directors' and Officers' Insurance.   The Merger Agreement provides that K2 will, for a period of six years after the effective time of the Merger, maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the effective time of the Merger, are covered by the Company's directors' and officers' liability insurance policy on terms no less favorable to the insured persons than those of the Company's directors' and officers' liability insurance policy as of the date of the Merger Agreement. Under the terms of the Merger Agreement, K2 is required to maintain such insurance coverage only to the extent that the coverage can be maintained at an annual cost of not greater than 200% of the annual premium for the Company's current directors' and officers' liability insurance policies. If such insurance coverage cannot be purchased or maintained at a cost not greater than that amount, then K2 is required to provide as much insurance coverage as can be purchased or maintained at that amount. In lieu of maintaining the Company's existing insurance policies, K2 may cause coverage to be provided under any of K2's policies, so long as the terms of such coverage are not materially less advantageous to the intended beneficiaries than the existing insurance of the Company.

Company Success Bonus Program.   On November 19, 2002, the Compensation Committee of the Board of Directors of the Company approved a Success Bonus Program, pursuant to which eight current members of the Company's management team are to be paid an aggregate of $975,000 upon a successful sale of the Company led by the management team. Under the Success Bonus Program, the following members of the Company's management team are to be paid the following amounts as of the completion of the Merger: E. Lynn Scott, $300,000; J.R. Brian Hanna, $125,000; Steven R. DeMent, $100,000; Steve Cherry, $100,000; Charles Prudhomme, $100,000; John D. Flynn, $100,000; Mark Skrocki, $100,000; and David Armstrong, $50,000.

Company Change-of-Control Agreements.   The Company has entered into Change-of-Control Agreements with each of J.R. Brian Hanna, Steven R. DeMent, Steve Cherry, Charles Prudhomme, John D. Flynn, Mark Skrocki and David Armstrong. Each of these agreements provides that, in the event of a change-of-control of the Company, the employee shall have the following rights:

- if the Company does not continue the employment of the employee after the change-of-control, with salary equal to or greater than the employee's annual compensation prior to the change-of-control, then the employee shall be entitled to receive (i) severance pay equal to the employee's annual base compensation plus a bonus payment on the same basis as prior to the change-of-control and (ii) all benefits in effect prior to the change-of-control for a period of one year;

- if the Company continues the employment of the employee after the change-of-control, then the employee may elect to continue as an employee of the Company or receive the severance package described above; and

- in no event will the employee receive less than one year's compensation after the date of the change-of-control.

Under each of these agreements, a change-of-control includes a merger, consolidation, share exchange, division or other reorganization or transaction of the Company with any other corporation, other than a transaction in which the voting securities of the Company continue to represent at least 51% of the voting power of the entity surviving the transaction, either by remaining outstanding or by being converted into voting

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securities of the surviving entity. Each of these agreements extends until November 15, 2004 and renews automatically thereafter on a year-to-year basis. The completion of the Merger will constitute a change-of-control under these agreements. At the request of K2 in connection with the execution of the Merger Agreement, each of the Company's employees that is a party to a Change-of-Control Agreement has executed a non-competition agreement pursuant to which the employee has agreed not to compete with the Company in the paintball industry at any time during which the employee is receiving any payments under the Change-of-Control Agreement.

The Company has also included change-of-control provisions in the Employment Agreement, dated September 15, 1997, between the Company and E. Lynn Scott, the Company's President and Chief Executive Officer. Pursuant to the terms of the Employment Agreement, if Mr. Scott terminates his employment with the Company upon the occurrence of a change-of-control he is entitled to continue to receive his base salary, and participate in the Company's medical insurance coverage and other employee benefits, for a period of one year. A change-of-control, under the terms of the Employment Agreement, includes a change in the ownership of the Company or the merger, consolidation or other analogous reorganization or transaction of the Company with any other entity or the sale, transfer, lease or other conveyance by the Company of all or any substantial part of its assets. The purchase by K2 of more than 50% of the Shares in the Offer and the completion of the Merger would each constitute a change-of-control under the terms of the Employment Agreement. The Employment Agreement also contains non-competition provisions applicable after the termination of Mr. Scott's employment with the Company.

Possible Future Employment Arrangements. Although no employment or similar agreements have been entered into between K2 and any members of the Company's management, there have been discussions between K2 management and certain officers of the Company regarding potential future employment, including discussions with E. Lynn Scott, the Company's President and Chief Executive Officer.

Exchange Agreement between K2 and Charter Oak Partners. As of November 3, 2003, Charter Oak Partners beneficially owns approximately 49.06% of the outstanding Shares. In connection with the execution of the Merger Agreement, K2 entered into an exchange agreement with Charter Oak Partners (the "Exchange Agreement"), pursuant to which Charter Oak Partners has agreed, on the terms and conditions contained in the Exchange Agreement, to tender its Shares in the Offer. The Exchange Agreement also provides that if, upon the first vacancy on K2's board of directors, if any, to occur within 12 months after the effective time of the proposed Merger, Charter Oak Partners owns at least 5% of the outstanding shares of K2 common stock, such vacancy on the board will be filled by a nominee mutually acceptable to Charter Oak Partners and K2. The summary of the Exchange Agreement contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Exchange Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

Non-Competition Agreement between K2 and Charter Oak Partners. It is a condition to K2's obligation to complete the Offer that Charter Oak Partners execute a non-competition agreement (the "Non-Competition Agreement") that was prepared in connection with the Merger Agreement and that prohibits Charter Oak Partners, on the terms and conditions contained in the Non-Competition Agreement, from directly or indirectly competing with or soliciting the employees or customers of the Company for a period of five years after the date of the agreement or from disclosing any confidential information of the Company at any time. A copy of the form of Non-Competition Agreement proposed to be entered into by and among K2, the Company and Charter Oak Partners has been filed as Exhibit (e)(3) to this Statement and is hereby incorporated herein by reference.

Item 4. *The Solicitation or Recommendation.*

Recommendation of Our Board of Directors. At a meeting of the Board of Directors of the Company held on October 22, 2003, the Board unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer. At such meeting, the Board of Directors also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement for purposes of the ''merger moratorium'' provisions contained in Section 203 of the DGCL and approved, for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, the disposition by the directors and executive officers of the Company of securities in the Offer and the proposed Merger.

The Board of Directors of the Company recommends that stockholders accept the Offer and tender their Shares in the Offer.

A letter to the Company's stockholders communicating the recommendation of the Board of Directors appears as the cover page to this Statement. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated herein by reference.

Background of the Offer; Contacts with K2 and Acquisition Sub. Our Board of Directors has believed since late 1999 that a sale of the Company under the right circumstances could be beneficial to our stockholders. On November 3, 1999, the Company announced that it had retained McDonald Investments Inc. to help the Company explore ways in which it could maximize stockholder value, including strategic alternatives such as a sale of the Company. In 1999 and 2000, McDonald Investments Inc. approached potential acquirers regarding an acquisition of the Company. Extensive negotiations were undertaken during 2000 by the Company with a prospective financial buyer, and these negotiations ended in September of 2000 when our Board determined that the prospective buyer had not made reasonable progress towards the receipt of committed financing and the completion of a transaction.

In August of 2001, our Board interviewed several investment banks, including Wachovia Capital Markets, LLC (''Wachovia Securities''), with a view towards obtaining assistance in exploring strategic alternatives, including a potential sale of the Company. On October 11, 2001, our Board engaged Wachovia Securities to assist the Company in exploring strategic alternatives. In late 2001 and early 2002, Wachovia Securities conducted due diligence on the Company and prepared marketing materials, including a Confidential Information Memorandum to be distributed to potential financial and strategic buyers. In February of 2002, our Board decided to delay any contacts with potential acquirers pending improved financial performance of our business.

In October of 2002, our Board authorized Wachovia Securities to begin contacting potential acquirers. Over the next three months, Wachovia Securities contacted the likely strategic buyers of our business and more than 50 potential financial buyers. Of the potential buyers contacted, five strategic and 37 financial buyers reviewed the Confidential Information Memorandum.

On October 25, 2002, representatives of Wachovia Securities contacted K2 to discuss K2's interest in the potential acquisition of the Company. K2 expressed an interest in exploring the opportunity, but ultimately declined to participate in the process at that time.

In early January of 2003, representatives of The Mercanti Group, K2's financial advisor, contacted representatives of Wachovia Securities to express K2's interest in learning more about the Company. K2 executed a confidentiality agreement on January 31, 2003, and Wachovia Securities sent a copy of the Confidential Information Memorandum to K2 through The Mercanti Group. On March 7, 2003, The Mercanti Group indicated that K2 was not interested in pursuing an acquisition of the Company at that time due to constraints resulting from K2's then-pending transaction with Rawlings Sporting Goods Company, Inc.

Between November of 2002 and January of 2003, three financial buyers (but no strategic buyers) submitted non-binding indications of interest to acquire the Company. Two of the financial buyers visited management at the Company's headquarters and one of these parties conducted thorough business due diligence. The other financial buyer was not offered continued participation in the process after it indicated ongoing interest in a transaction but at an inadequate price. In March of 2003, Wachovia Securities received a non-binding proposal from one of the remaining financial buyers to purchase all of our Shares for $8.50 per share in cash and preferred stock, subject to certain conditions, including the satisfactory completion of business, accounting and legal due diligence and the receipt of third-party financing.

On March 24, 2003, our Board considered and unanimously rejected the $8.50 per share proposal from the potential financial buyer as financially inadequate. Subsequent discussions over the course of the following several months failed to result in a revised proposal, due to the financial buyer's unwillingness to improve the financial terms of its offer and its inability to obtain financing in support of the proposal, which were caused in part by the Company's decreased financial performance at the time.

In early July of 2003, representatives of The Mercanti Group contacted representatives of Wachovia Securities to ascertain the status of the Company's efforts to solicit potential buyers for the Company. In August of 2003, representatives of The Mercanti Group contacted representatives of Wachovia Securities to express K2's interest in the Company. Wachovia Securities then sent The Mercanti Group selected sections of the previously prepared Confidential Information Memorandum. On August 28, 2003, management of the Company and K2 discussed K2's interest in the Company and the strategic plans of K2 and the Company and, in a later call with representatives of Wachovia Securities and The Mercanti Group, participated in an introductory due diligence conference call. On September 3, 2003, Wachovia Securities provided additional financial information prepared by the Company to K2.

On September 6, 2003, K2 submitted a non-binding indication of interest to acquire all of our Shares for approximately $10.00 in cash and shares of common stock of K2, with the cash component capped at one-third of the total consideration. In subsequent discussions over the next several days, The Mercanti Group indicated that K2 would consider increasing the proposed price by $0.75 to $1.00 in an all-stock transaction.

On September 10, 2003, our Board met, with Craig Martahus of Thompson Hine LLP, counsel to the Company, participating, to discuss K2's indication of interest to acquire all of our Shares for $10.00 per share in cash and K2 common stock. Mr. Martahus reviewed, and our Board discussed, the legal duties of the Board and the process that should be followed in considering the proposed transaction. Our Board then discussed the terms of K2's indication of interest, and voted to approve the execution of a letter agreement, pursuant to which the Company would grant exclusivity to K2 through October 5, 2003.

On September 17, 2003, senior management of K2 and representatives of The Mercanti Group visited the Company's headquarters for a presentation from the Company's senior management with respect to the Company's business, financial condition, results of operations, prospects and strategy and to present K2's own business and strategy to the Company and Wachovia Securities.

On September 23 and 24, 2003, management of K2 conducted due diligence at the Company's headquarters. The due diligence review included extensive business, operations and financial due diligence and a facilities tour. On September 26, 2003, Wachovia Securities provided additional financial information prepared by the Company to K2.

On September 29, 2003, Anthony J. Dowd, a director of the Company and the Director of Private Investments of Charter Oak Partners, the largest stockholder of the Company, Robert P. Sarrazin, a director of the Company and Principal of Charter Oak Partners, and Richard J. Heckmann, Chairman and Chief Executive Officer of K2, met to discuss the interest of Charter Oak Partners in becoming a stockholder of K2.

On September 30, 2003, K2 submitted a revised indication of interest of $10.00 per share in K2 common stock to our Board, citing as its reason for not increasing the amount of the offer, despite that the offer included only stock as consideration, a reduction in the Company's expected results of operations for 2003 based on preliminary indications of results of operations for the third quarter of 2003.

On October 1, 2003, our Board met by telephone, with representatives of Wachovia Securities and Thompson Hine LLP participating, to discuss the revised offer from K2. E. Lynn Scott, President, Chief Executive Officer and a Director of the Company, reviewed the recent discussions with K2 regarding the proposed transaction, and provided an overview of K2's business plan and strategy. Mr. Scott also discussed recent events that would affect K2's proposal. Mr. Scott indicated that the Company's estimated results for 2003 were being revised to show a reduction in expected performance. Mr. Scott noted that there was a downside risk for expected 2004 margins but not significant upside potential. Mr. Martahus reviewed the terms of K2's offer, and Ed Imbrogno of Wachovia Securities discussed issues relating to protection from movements in the price of K2's common stock and compared the value of the offer to that indicated in prior offers for the Company. After extensive discussions, our Board designated a negotiating subcommittee, consisting of Mr. Scott, Mr. Dowd and Richard Hanselman, to continue negotiations with K2. Our Board also voted to give the negotiating subcommittee the authority to extend K2's exclusivity from October 5, 2003 until October 12, 2003.

In a series of conference calls on October 3, 2003, the negotiating subcommittee of our Board discussed with representatives of K2 the proposed terms of a transaction. K2 proposed that the acquisition be structured as a two-step transaction that would include an initial exchange offer by K2 and a follow-up merger of the Company with a subsidiary of K2. The parties discussed how the exchange ratio for the number of shares of K2 common stock to be received by the Company's stockholders would be calculated, and what protection the Company would have in the event of a decline in the price of K2 common stock between the date of execution of the transaction agreement and the completion of the proposed exchange offer. There was a preliminary agreement that there would not be a collar on the exchange ratio. There was a discussion concerning compensation of the Company's employees after the consummation of the merger, during which time K2 management informed the Company that the Company's employees would be treated in a manner consistent with other K2 employees. The parties also discussed the rights our Board would have to pursue competing offers to acquire the Company, and whether and to what extent a termination fee would be payable in such circumstances. Representatives of K2 agreed that our Board should have a "fiduciary out" and proposed that 4% of the transaction value was reasonable for a termination fee.

In the same series of conference calls, the parties discussed whether K2 would require Charter Oak Partners to execute an agreement in which Charter Oak Partners would agree to tender its Shares in the proposed exchange offer, the circumstances under which Charter Oak Partners would be released from any such agreement and to what extent, if any, Charter Oak Partners would have the right to appoint a director to the K2 board. K2 indicated that a transaction would not be possible for K2 if Charter Oak Partners had the right, after a definitive agreement was signed, to vote against a merger or refuse to tender its Shares and that there would have to be either a termination fee payable by the Company in that circumstance or, in the alternative, a binding agreement on the part of Charter Oak Partners to tender its Shares in the proposed exchange offer. The Company indicated that it would not accept a transaction structure in which K2 would lock-up Charter Oak Partners under an exchange agreement that, in effect, foreclosed any possibility of a competing offer for the Company, and insisted that the transaction be structured to provide our Board with a "fiduciary out" mechanism that would allow it to consider a competing offer.

On October 5, 2003, the Company and K2 reached a preliminary understanding that K2 would acquire the Company through an exchange offer followed by a merger, pursuant to which the holders of our Shares would receive for each share $10.25 in common stock of K2, subject to the completion of due diligence by both K2 and the Company and the negotiation of definitive documentation. It was also agreed in concept that the Company would have the right to terminate the transaction agreement if the average closing price of the common stock of K2 on the NYSE for a then-unspecified period of consecutive trading days was less than 25% below the share price of K2 common stock used to calculate the exchange ratio.

On October 6, 2003, our Board met by telephone, with representatives of Wachovia Securities and Thompson Hine LLP participating, to review the recent negotiations between our Board's negotiating subcommittee and K2. Mr. Scott indicated that a per share price of $10.25 in common stock of K2 had been proposed as the purchase price, which would be valued at an average closing price over a number of days prior to the execution of the transaction agreement, but that the number of days over which the average price would be determined had not yet been agreed upon. Mr. Scott also discussed the Company's protection against changes in the value of K2's common stock prior to the completion of the proposed exchange offer, and the proposed termination fee of 4% of the enterprise value of the transaction if the Company abandoned the transaction to pursue a competing proposal. Wachovia Securities provided an overview of the entire sale process in order to put the current negotiations in context, and Mr. Martahus provided a summary of the terms of K2's indication of interest. Our Board discussed the due diligence that would be conducted on K2 and its business by the Company's management, outside accountants and Thompson Hine LLP. After extensive discussions, our Board voted to extend K2's exclusivity until the earlier of the signing of a definitive transaction agreement and October 31, 2003.

On October 6-9, 2003, officers of K2 conducted further due diligence at the Company's headquarters and the offices of the Company's auditors, and representatives of the Company conducted further due diligence at the offices of K2's auditors. In a series of conference calls during this time, there was further discussion concerning K2's requirement that Charter Oak Partners agree to an exchange agreement in which Charter Oak Partners would agree to tender its Shares in the proposed exchange offer and the circumstances under which Charter Oak Partners would be released from any such agreement. During these calls, Charter Oak Partners agreed to enter into an exchange agreement that included the right of Charter Oak Partners to terminate the exchange agreement based on the exercise of a "fiduciary out" by our Board or a decline in the K2 stock price that would form a basis for the Company to terminate the transaction agreement. Charter Oak Partners' request to appoint a member of the K2 board was discussed further. Representatives of K2 also proposed that Charter Oak Partners enter into a non-competition agreement because of its controlling interest in Daisy Manufacturing Company, which was spun-off from the Company in November 1997 and which continues to engage in certain businesses that could potentially compete with the Company.

On October 8, 2003, the Company and K2 entered into a confidentiality agreement with respect to the information K2 would provide to the Company and its advisors in connection with their due diligence review.

On October 9, 2003, legal counsel for K2 distributed an initial draft of a merger agreement to the Company and its legal counsel, and, on October 14, 2003, legal counsel for both K2 and the Company had a conference call to discuss the transaction structure and preliminary issues for negotiation.

On October 15-16, 2003, Mr. Scott contacted K2 management to discuss the ongoing due diligence review and timing issues, and Mr. Dowd had discussions with Mr. Heckmann regarding management compensation issues and the potential effect of the Company's Success Bonus Program, in place for the senior management team at the Company, on the per share consideration offered by K2. On October 17, 2003, a group of the Company's directors and representatives of Wachovia Securities visited with K2's management team and representatives of The Mercanti Group at K2's headquarters to conduct further business and financial due diligence. During that visit, K2 confirmed that the Company would be required to pay bonuses in connection with the proposed merger totaling approximately $975,000, pursuant to the Company's Success Bonus Program. As a result, K2 reduced the per share consideration included in its offer from $10.25 to $10.17 in shares of common stock of K2.

On October 18 and 19, 2003, representatives of the Company and K2, including their respective legal counsel, held discussions regarding a number of open issues in the draft merger agreement. In these discussions, the parties reached preliminary agreement on the following issues:

- for purposes of calculating the exchange ratio, K2 common stock would be valued based on the average closing price of K2 common stock on the NYSE over the 30 consecutive trading days ending on the second trading day prior to the execution of the merger agreement;

- the Company would have the right to terminate the merger agreement if the average closing price of K2 common stock on the NYSE for any 10 consecutive trading days ending not later than two trading days prior to the expiration of the exchange offer was less than 25% below the share price of K2 common stock used to calculate the exchange ratio;

- K2 would agree to continue to extend the exchange offer until January 15, 2004, at the request of the Company, if certain conditions to the completion of the exchange offer, other than the condition that at least a majority of our Shares on a diluted basis be tendered in the exchange offer, have not been satisfied or waived but remain capable of being satisfied;

- the Company would be permitted to pursue unsolicited competing proposals, if any, from third parties to acquire the Company if our Board determines in its good faith judgment, after consultation with independent legal counsel, that the failure to pursue the competing proposal would be reasonably likely to constitute or result in a breach by our Board of its fiduciary duties to our stockholders under applicable law;

- K2 would not, from the date of execution of the merger agreement until the completion of the exchange offer and the merger, issue shares of common stock in an aggregate amount greater than 10% of K2's outstanding common stock;

- K2's receipt of the consent of its lenders required for it to complete the transaction would not be included in the merger agreement as a condition to K2's obligation to complete the exchange offer or the merger; and

- a termination fee would not be payable by the Company to K2 in the event that the exchange offer was not successful due to the breach by Charter Oak Partners of its agreement to tender its Shares in the exchange offer.

Also, K2 indicated that it would agree to limited rights for Charter Oak Partners to appoint a member to the K2 board of directors. It was preliminarily agreed that if, during the 12 months after the closing of the proposed transaction, so long as Charter Oak Partners held more than 5% of the outstanding shares of K2, there were a vacancy on the K2 board, such vacancy would be filled by a nominee mutually acceptable to Charter Oak Partners and K2.

As of October 20, 2003, negotiations of the merger agreement were substantially complete, and the execution of the agreement remained subject to the completion of due diligence reviews by both K2 and the Company, the finalization of disclosure schedules and board approval by K2 and the Company.

On October 20, 2003, our Board met by telephone, with representatives of Wachovia Securities, Thompson Hine LLP and Crowe Chizek and Company LLC participating, to consider the proposed transaction and the matters preliminarily resolved through negotiations with K2. Our Board discussed the reasons that had led it to pursue the sale of the Company, including the competitive pressures on the Company, the increased pressures on the Company's margins, the Company's limited opportunities for internal growth and growth through acquisitions, the Company's lack of product diversification, the Company's reliance on a small number of retailers, the high governance costs associated with being a relatively small public company, and the lack of liquidity in our Shares. Mr. Martahus discussed the terms of the proposed merger agreement, and the legal due diligence that had been conducted by Thompson Hine LLP with respect to K2's business. Representatives of Crowe Chizek and Company LLC discussed the accounting due diligence conducted by it with respect to K2. Wachovia Securities made a presentation that included an overview of the transaction process and the various financial analyses that it conducted with a view towards the delivery of a fairness opinion. Our Board considered the reasons that supported the transaction, including each of the matters discussed in the section of this Item 4 entitled "Reasons for the Recommendation of Our Board of Directors." Mr. Martahus reviewed, and our Board discussed, the legal duties of the Board in considering and approving the proposed transaction. In order to give the members of our Board the opportunity to fully review and consider the proposed merger agreement, the presentation and draft fairness opinion of Wachovia Securities and the other materials and matters presented to our Board, our Board then voted to adjourn the meeting and to meet again on October 22, 2003 to further consider the proposed transaction.

On October 21, 2003, representatives of the Company and K2 discussed K2's request for each employee of the Company that is party to a change-of-control agreement with the Company to enter into a non-competition agreement pursuant to which the employee would agree not to compete with the Company in the paintball industry at any time during which the employee is receiving any payments under the change-of-control agreement. The Company and each of these employees subsequently agreed to enter into such non-competition agreements.

In the afternoon on October 22, 2003, our Board met by telephone, with representatives of Wachovia Securities and Thompson Hine LLP participating, to further consider the proposed transaction. Mr. Martahus reviewed the terms of the proposed merger agreement and the disclosure schedules that had been prepared by the Company and K2, as well as the terms of the proposed exchange agreement and non-competition agreement to be executed by Charter Oak Partners. Mr. Scott noted that K2's board of directors had approved the transaction earlier in the day. Our Board discussed the terms of the transaction and the reasons that supported the transaction. Wachovia Securities delivered an opinion to our Board stating that, as of that date and subject to the assumptions, qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of our Shares in the Offer and the proposed Merger is fair, from a financial point of view, to such holders. Our Board then unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer.

In the afternoon on October 22, 2003, after the close of trading on the markets, the Company and K2 executed the Merger Agreement, and K2 and Charter Oak Partners executed the Exchange Agreement. The Company and K2 then issued separate press releases announcing the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the proposed Merger. On November 4, 2003, K2 commenced the Offer.

Reasons for the Recommendation of Our Board of Directors. Our Board of Directors approved the Merger Agreement, the Offer and the proposed Merger and recommends that our stockholders accept the Offer and tender their Shares in the Offer for the following reasons:

- *Our Current Weaknesses and Vulnerabilities:* Our Board believes, based on its review and consideration of our business, the markets in which we compete, our prospects and our current weaknesses and vulnerabilities, that the Offer provides an exceptional opportunity for our stockholders to maximize their investment in our Shares. In this regard, our Board noted:

  - the increased competitive pressures on the Company from foreign competitors and domestic competitors sourcing products from overseas;

  - the Company's reliance on a small number of retailers for our sales;

  - the increased pressures on the Company's margins, due to increased competition, the concentration of our customers, and the decline in the rate of growth in the demand for some of our products;

  - the lack of diversification of the Company's product offerings, and the risk that this presents to the performance of the Company and our Shares;

  - the Company's lack of opportunities for internal growth and growth through acquisitions;

  - the high governance costs associated with being a relatively small public company; and

  - the low trading volume, and resulting lack of liquidity, of our Shares.

- *Premium Over Our Historical Market Prices:* The value of the Offer Consideration is $10.17 per share, based on the average closing price of the common stock of K2 on the NYSE over the 30 consecutive trading days ending on the second trading day prior to the execution of the Merger Agreement (or $16.85), which is the price (the ''Formula Price'') resulting from the formula used to calculate the number of shares of common stock of K2 to be received by our stockholders in the Offer and the proposed Merger. Our Shares have not traded at a price higher than $10.17 per share since 1999. In addition, the value of the Offer Consideration represents a significant premium over the recent historical trading prices of our Shares, including:

  - a 22.53% premium over the closing price of our Shares on October 22, 2003, the last full trading day before we announced the execution of the Merger Agreement;

  - a 52.50% premium over the average closing price of our Shares for the period from October 22, 2001 to October 22, 2003; and

  - the following premiums over the average closing price of our Shares for the trading-day periods set forth below ending on October 22, 2003:

Period	Premium
30 trading-day average	21.36%
60 trading-day average	25.25%
90 trading-day average	24.63%
120 trading-day average	27.13%

- *Negotiated Price:* The Offer Consideration and the other terms of the Merger Agreement resulted from arms-length negotiations between the Company and K2, and our Board believes that the Offer Consideration of 0.6036 of a share of common stock of K2 for each Share, or the equivalent of $10.17 per share based on the Formula Price, represents the highest per share consideration that could be negotiated with K2.

- *Prior Efforts to Sell the Company:* Our Board concluded that the Offer Consideration reflects the highest price likely to be offered to our stockholders in a sale transaction. In this regard, our Board considered the prior efforts to sell the Company undertaken between 1999 and the present, including the solicitation of third party bids through investment bankers in 1999, 2000, 2002 and 2003, our discussions with potential acquirers in 2000, 2002 and 2003, the solicitation by Wachovia Securities during 2002 and 2003 of more than 50 potential financial buyers and the likely strategic buyers of our business, and our

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Board's willingness since 1999 to consider any and all bona fide expressions of interest to acquire the Company. Our Board noted that the value of the Offer Consideration is considerably higher than the price included in any formal proposal previously received by the Company.

- *Opinion of Our Financial Advisor:* Our financial advisor, Wachovia Securities, delivered an opinion to our Board on October 22, 2003 stating that, as of that date and subject to the assumptions, qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of our Shares in the Offer and the proposed Merger is fair, from a financial point of view, to such holders. A summary of the presentation made by Wachovia Securities to our Board is included in the section of this Item 4 entitled ''Opinion of Our Financial Advisor,'' and a copy of the opinion of Wachovia Securities is attached to this Statement as Annex A.

- *Opportunity to Receive K2 Stock:* The Offer and the proposed Merger present an opportunity for our stockholders to receive common stock in a significantly larger and more diversified company, to have greater liquidity for their shares, to benefit from any synergies experienced by K2 in the acquisition and integration of the Company, and to participate in any future growth of K2 and the Company on a combined basis.

- *Protection Against Decline in K2 Stock Price Prior to Completion of the Offer:* The terms of the Merger Agreement permit our Board to terminate the Merger Agreement if, prior to K2's completion of the Offer, the average closing price of the common stock of K2 on the NYSE for any 10 consecutive trading days ending not later than two trading days prior to the expiration of the Offer is less than $12.64, which is 25% below the Formula Price of $16.85, provided that our Board must exercise this termination right within two trading days following the expiration of any such 10 consecutive trading days. The terms of the Exchange Agreement between K2 and Charter Oak Partners permit Charter Oak Partners to not tender its Shares in the Offer, or to withdraw its Shares if previously tendered, under the same circumstances.

- *Ability to Consider Unsolicited Competing Proposals:* The terms of the Merger Agreement permit our Board to consider unsolicited competing proposals, if any, from third parties to acquire the Company in instances when our Board's fiduciary duties would warrant such consideration, although the Company would be required to pay to K2 a termination fee of $3.7 million if our Board accepts a competing proposal. In the event the Company terminates the Merger Agreement to pursue a competing proposal, the terms of the Exchange Agreement between K2 and Charter Oak Partners permit Charter Oak Partners to not tender its Shares in the Offer, or to withdraw its Shares if previously tendered.

- *Transaction Structure:* The transaction has been structured to be tax free to our stockholders. It is a condition to the obligation of K2 to complete the Offer that each of K2 and the Company shall have received an opinion of its outside counsel that the Offer and the Merger will together constitute a tax free reorganization under the federal tax laws, and it is a condition to the obligations of K2 and the Company to complete the proposed Merger that their respective tax opinions shall not have been withdrawn and that no events shall have occurred that would prevent K2 or the Company from relying on their respective tax opinions. In addition, the transaction structure provides for a first-step exchange offer for all of the Shares, which will enable our stockholders to receive the Offer Consideration and obtain the benefits of the transaction more quickly than might be the case in other transaction structures, such as a straight stock-for-stock merger.

Our Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the proposed Merger, including the requirement under the Merger Agreement that the Company pay a termination fee to K2 of $3.7 million if the Company terminates the Merger Agreement under certain circumstances specified in the Merger Agreement, including if the Board exercises its right to terminate the Merger Agreement and pursue a competing proposal from a third party. Although our Board recognizes that this requirement could result in significant fees being borne by the Company and could deter third parties from making a competing offer for the Company, our Board accepted this provision in the negotiations with K2 as being within market parameters and with a view towards obtaining other terms favorable to the Company. Our Board believes that the positive reasons for approving the Merger Agreement, the Offer and the proposed Merger and recommending that our stockholders accept the Offer and tender their Shares in the Offer outweigh these negative countervailing factors.

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The preceding discussion of the reasons for our Board's recommendation is not intended to be exhaustive, but does set forth the principal reasons for our Board's recommendation. Our Board did not quantify or otherwise assign relative weights to the specific reasons supporting its recommendation. In addition, individual members of our Board may have given different weights to different reasons.

Opinion of Our Financial Advisor.   On October 11, 2001, the Board of Directors of the Company retained Wachovia Securities to act as its financial advisor in connection with exploring various strategic alternatives. On October 22, 2003, the Board of Directors of the Company held a meeting, in which Wachovia Securities participated, to evaluate the Merger Agreement. At that meeting, Wachovia Securities rendered its oral opinion (subsequently confirmed in writing) that, as of that date and based upon and subject to various factors and assumptions set forth in its opinion, the Offer Consideration and Merger Consideration to be received by the stockholders of the Company in the Offer and the proposed Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view.

In determining the value of the Offer Consideration and Merger Consideration for purposes of its analysis, Wachovia Securities assumed that each Share would be exchanged for 0.6036 of a share of common stock, par value $1.00 per share, of K2. Wachovia Securities further assumed, as set forth in the Merger Agreement, that following the exchange of Shares pursuant to the Offer, Acquisition Sub will merge with and into the Company and each of the Shares not acquired in the Offer will be converted into the right to receive the Merger Consideration.

The full text of Wachovia Securities' opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Wachovia Securities, is attached as Annex A hereto, and is hereby incorporated herein by reference. Wachovia Securities' opinion is directed solely to the Company's Board of Directors and addresses only the fairness to the stockholders of the Company, from a financial point of view, of the Offer Consideration and the Merger Consideration to be received in the Offer and the proposed Merger pursuant to the Merger Agreement. The opinion does not address any other aspect of the Offer and the proposed Merger or any related transaction, nor does the opinion address the merits of the underlying decision by the Company and the Board to enter into the Merger Agreement nor the relative merits of the Offer and the proposed Merger compared with other business strategies that may have been considered by the Company and the Board of Directors of the Company. The opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender such stockholder's Shares in connection with the Offer. The summary of Wachovia Securities' opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached hereto as Annex A. The Company's stockholders are urged to, and should, read Wachovia Securities' opinion carefully and in its entirety.

In arriving at its opinion, Wachovia Securities, among other things:

• Reviewed the financial terms of the Merger Agreement.

• Reviewed certain business, financial and other information regarding each of K2 and the Company that was publicly available.

• Reviewed certain business, financial and other information regarding K2 that was furnished to Wachovia Securities by the management of K2, and discussed such information with K2's management.

• Reviewed certain business, financial and other information regarding the Company that was furnished to Wachovia Securities by the management of the Company, and discussed such information with the Company's management.

• Reviewed the current and historical market prices of K2's common stock and the Shares.

• Compared the publicly available business, financial and other information regarding each of K2 and the Company with similar information regarding certain other publicly traded companies that Wachovia Securities deemed relevant.

• Compared the proposed financial terms of the Offer and the proposed Merger with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed relevant.

• Developed discounted cash flow models for each of K2 and the Company based upon equity analysts' estimates as to K2 and the Company's management's estimates as to the Company.

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- Reviewed the potential pro forma impact of the proposed Merger on K2's financial statements.

- Developed a contribution analysis model based upon historical financial results and equity analysts' estimates as to K2 and the Company's management's estimates as to the Company.

- Analyzed the premiums paid in certain other business combinations and transactions that Wachovia Securities deemed relevant.

- Considered other information such as financial studies, analyses and investigations as well as financial, economic and market criteria that Wachovia Securities deemed relevant.

In connection with its review, Wachovia Securities relied upon the accuracy and completeness of the foregoing financial and other information, and Wachovia Securities did not assume any responsibility for any independent verification of such information. With respect to the Company's financial forecasts, Wachovia Securities assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of the Company's management as to the anticipated future financial performance of the Company. Wachovia Securities discussed the Company's financial forecasts with management of the Company, but Wachovia Securities assumes no responsibility for such forecasts or the assumptions upon which they are based. K2 does not publicly disclose, and did not disclose to Wachovia Securities, any financial forecasts. Wachovia Securities reviewed financial forecasts for K2 published by independent equity analysts. Wachovia Securities assumed that such forecasts were reasonably prepared and reflected the best currently available estimates as to the anticipated future financial performance of K2, but Wachovia Securities assumes no responsibility for and expresses no view as to such forecasts or the assumptions upon which they are based. In arriving at its opinion, Wachovia Securities did not incorporate any conclusions as a result of its limited physical inspection of certain facilities of the Company and did not make and was not provided with any evaluations or appraisals of the assets or liabilities of either of K2 or the Company.

In rendering its opinion, Wachovia Securities assumed that the Offer and proposed Merger will be consummated on the terms described in the Merger Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third-party consents or approvals, no restrictions will be imposed that will materially affect the terms of the proposed Merger or other actions contemplated by the Merger Agreement. In addition, Wachovia Securities assumed that in the event the Company has the right to terminate the Merger Agreement pursuant to §7.1(c)(vi) of the Merger Agreement (in the event the average closing price of K2 common stock falls below the minimum established by such section), it will exercise such right. Its opinion was necessarily based upon economic, market, financial and other conditions and the information made available to Wachovia Securities as of the date thereof. Although subsequent developments may affect its opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm its opinion.

Wachovia Securities did not consider, nor did it express any opinion herein with respect to, the prices at which K2 common stock or the Shares would trade following the announcement of the proposed Merger or the price at which K2 common stock would trade following the consummation of the proposed Merger.

Analyses of Wachovia Securities

In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which were beyond the control of Wachovia Securities, the Company and K2. Any estimates contained in the analyses performed by Wachovia Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Wachovia Securities' opinion was one of a number of qualitative and quantitative factors taken into consideration by the Board of Directors of the Company in making its determination to enter into the Merger Agreement. In addition, the Board of Directors of the Company did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of the Board of Directors of the Company or the Company's management with respect to the Offer and the proposed Merger.

The following summarizes some of the analyses performed and presented to the Board of Directors of the Company in connection with Wachovia Securities' opinion, but does not purport to be a complete description of the analyses underlying Wachovia Securities' opinion or the presentation made by Wachovia Securities to the Board of Directors of the Company. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, Wachovia Securities did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Wachovia Securities believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

The Company

Comparable Public Companies Trading Multiples Analysis. Wachovia Securities compared financial, operating and stock market data of the Company to the following publicly traded companies in the sporting goods industry:

Shimano Inc.
Callaway Golf Company
Amer Group Plc
Escalade, Incorporated
Johnson Outdoors Inc.
Head N.V.
Huffy Corporation

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on October 20, 2003, of: enterprise value (defined as equity value plus net debt) to sales for the latest twelve month ("LTM") period; enterprise value to LTM earnings before interest and taxes ("EBIT"); enterprise value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"); and equity value to LTM estimated net income.

The high multiples for the selected comparable companies were as follows:

Valuation Metric	
Enterprise value to sales	1.8x
Enterprise value to EBIT	13.2x
Enterprise value to EBITDA	9.1x
Equity value to net income	25.0x

The low multiples for the selected comparable companies were as follows:

Valuation Metric	
Enterprise value to sales	0.4x
Enterprise value to EBIT	9.1x
Enterprise value to EBITDA	6.4x
Equity value to net income	13.2x

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The median multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	0.9x
Enterprise value to EBIT	10.3x
Enterprise value to EBITDA	8.1x
Equity value to net income	17.5x

Based upon the foregoing, Wachovia Securities determined a reference range for an implied per Share value of $10.23 to $18.78. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on October 20, 2003, of: enterprise value to sales for the estimated twelve month period ending December 31, 2003 (''2003E''); enterprise value to 2003E EBIT; enterprise value to 2003E EBITDA; and equity value to 2003E net income.

The high multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	1.5x
Enterprise value to EBIT	13.5x
Enterprise value to EBITDA	8.3x
Equity value to net income	22.4x

The low multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	0.4x
Enterprise value to EBIT	10.4x
Enterprise value to EBITDA	5.8x
Equity value to net income	12.4x

The median multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	0.7x
Enterprise value to EBIT	11.7x
Enterprise value to EBITDA	7.0x
Equity value to net income	16.3x

Based upon the foregoing, Wachovia Securities determined a reference range for an implied per Share value of $10.28 to $18.85. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

With regard to the comparable public companies analysis summarized above, Wachovia Securities selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business to those of the Company. No public company used as a comparison, however, is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which the Company is being compared. Such qualitative judgments are reflected in Wachovia Securities' opinion.

Comparable Transactions Analysis.   Using publicly available information, Wachovia Securities considered selected transactions in the sporting goods industry that it deemed to be relevant. Specifically, Wachovia Securities reviewed the following transactions:

Acquiror	Target
K2 Inc.	Worth, Inc.
Nike, Inc.	Converse, Inc.
V.F. Corporation	Nautica Enterprises, Inc.
Leonard Green & Partners	Varsity Brands, Inc.
Columbia Sportswear Company	Mountain Hardwear Inc.
K2 Inc.	Rawlings Sporting Goods Company, Inc.
Bruckmann, Rosser, Sherrill & Co., LLC	Remington Arms Co., Inc.
Amer Group Plc	Precor, Inc.
First Atlantic Capital Partners	Golfsmith International, Inc.
Huffy Corporation	Gen-X Sports, Inc.
Gen-X Sports, Inc.	First Team Sports, Inc.

Using publicly available information concerning each of the target companies, Wachovia Securities calculated, based upon historical financial information for the latest reported twelve months immediately preceding the announcement of each of the transactions, the following multiples: enterprise value to LTM sales; enterprise value to LTM EBIT; and enterprise value to LTM EBITDA.

The high multiples for the selected comparable transactions were as follows:

Valuation Metric	
Enterprise value to sales	1.5x
Enterprise value to EBIT	16.0x
Enterprise value to EBITDA	12.9x

The low multiples for the selected comparable transactions were as follows:

Valuation Metric	
Enterprise value to sales	0.5x
Enterprise value to EBIT	5.6x
Enterprise value to EBITDA	4.3x

The median multiples for the selected comparable transactions were as follows:

Valuation Metric	
Enterprise value to sales	0.8x
Enterprise value to EBIT	9.4x
Enterprise value to EBITDA	6.7x

Based upon the foregoing, Wachovia Securities determined a reference range for an implied per Share value of $5.75 to $20.76. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

No company utilized in the comparable transactions analysis is identical to the Company, nor is any transaction identical to the Offer and the proposed Merger. Therefore, a purely quantitative comparable transaction analysis would not be dispositive in the context of the Offer and the proposed Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the proposed Merger that would affect the value of the target companies and of the Company. Such qualitative judgments are reflected in Wachovia Securities' opinion.

Discounted Cash Flow Analysis.   Wachovia Securities performed discounted cash flow analyses to estimate a range of present per Share values, assuming the Company continued to operate as a stand-alone entity. Wachovia Securities determined the range of present values of the Company by calculating the sum of (i) the present value of projected free cash flows of the Company over the five-year period from 2004 through 2008, and

16

(ii) the present value of the estimated perpetuity value of the Company in year 2008. In calculating a perpetuity value for the Company, Wachovia Securities assumed the growth rates for the Company ranging from 1.0% to 3.0% during the perpetuity period. The projected free cash flows and EBITDA of the Company used by Wachovia Securities in its analysis were reviewed by management (the ''Base Case''). In addition, Wachovia Securities amended the projections reviewed by management of the Company to create a sensitivity case (the ''Sensitivity Case''). In the Sensitivity Case, revenue growth was assumed to be zero and EBITDA margins were assumed to decline by 2.0% over the projected period. The free cash flows and terminal value were discounted to present value using discount rates ranging from 10.5% to 14.5%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of the Company.

Based upon the foregoing, Wachovia Securities determined a reference range for an implied per Share value under the Base Case of $7.15 to $10.01, and an implied per Share value under the Sensitivity Case of $5.00 to $7.01. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

The discounted cash flow analyses of the Company do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities of the Company may trade at the present or at any time in the future. The range of discount rates applied to the Company referred to above was based upon several factors, including Wachovia Securities' knowledge of the Company and the industry in which it operates, the business risks of the Company, and the overall interest rate environment as of October 22, 2003. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, perpetuity values and discount rates.

Leveraged Buyout Analysis. Using the same financial projections employed in the Base Case discounted cash flow analysis described above, Wachovia Securities performed a leveraged buyout analysis for the Company. Wachovia Securities assumed that a financial sponsor investing in the Company would accept an annual internal rate of return for five years on its invested equity of 23.9%. Wachovia Securities also assumed that the leveraged buyout of the Company could be financed with senior debt (at a 4.7% interest rate) of 1.5x the LTM EBITDA of the Company and subordinated debt (at a 14.0% interest rate with additional warrant coverage) of 1.5x the LTM EBITDA of the Company.

Based upon the foregoing, Wachovia Securities determined an implied per Share value of $6.82 to $7.32. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

The leveraged buyout analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities of the Company may trade at the present or at any time in the future. The expected annual internal rates of return and leverage ratios referred to above were based upon several factors, including Wachovia Securities' knowledge of the Company and the industry in which it operates, the business risks of the Company, and the overall lending and private equity markets as of October 22, 2003. The results of this methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, expected internal rates of return and leverage ratios.

Premiums Paid Analysis. Wachovia Securities prepared a premiums paid analysis by multiplying various of the Company's closing Share prices by the median premiums paid in 36 stock-for-stock transactions involving publicly traded U.S. targets announced between January 1, 2002 and October 22, 2003 with enterprise values between $50 million and $500 million. For the Company and each of the 36 U.S. targets, Wachovia Securities determined the premium paid by comparing the consideration offered to the Company and each of the 36 U.S. targets with the closing stock price of each such company one day and one week prior to the announcement date of each transaction, respectively.

The premiums paid in the 36 transactions analyzed by Wachovia Securities were as follows:

Premium to:	Low	Median	High
One Day Prior to Announcement	10.0%	25.2%	40.0%
One Week Prior to Announcement	10.0%	26.1%	40.0%

Based upon the foregoing, Wachovia Securities determined a reference range for an implied per Share value of $9.25 to $11.80. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

No target company utilized in the premiums paid analysis is identical to the Company, nor is any transaction identical to the Offer and the proposed Merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of the Offer and the proposed Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the proposed Merger that would affect the value of the target companies and the Company. Such qualitative judgments are reflected in Wachovia Securities' opinion.

Debt-Adjusted Contribution Analysis. Wachovia Securities performed a debt-adjusted contribution analysis for the Company in the context of the Offer and the proposed Merger. Wachovia Securities assumed that the Company's revenue, EBITDA and EBIT would be valued consistent with K2's trading multiple of LTM EBITDA. Wachovia Securities performed a debt-adjusted contribution analysis utilizing K2's and the Company's LTM results and 2003 estimated results. Based upon the foregoing, Wachovia Securities determined an implied per Share value of $8.67 to $20.52. This compares with the Offer Consideration and Merger Consideration of $10.17 (based upon the Formula Price).

K2

Comparable Public Companies Trading Multiples Analysis. Wachovia Securities compared financial, operating and stock market data of K2 to the following publicly traded companies in the branded sporting goods and consumer products industry:

Nike, Inc.
Harley-Davidson, Inc.
Fortune Brands, Inc.
Shimano Inc.
Columbia Sportswear Company
Brunswick Corporation
Reebok International Ltd.
Callaway Golf Company
Quiksilver, Inc.
Amer Group Plc
Oakley, Inc.
Vans, Inc.

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on October 20, 2003, of: enterprise value to LTM sales; enterprise value to LTM EBIT; enterprise value to LTM EBITDA; and equity value to LTM net income.

The high multiples for the selected comparable companies were as follows:

Valuation Metric	
Enterprise value to sales	3.0x
Enterprise value to EBIT	13.9x
Enterprise value to EBITDA	11.9x
Equity value to net income	25.0x

The low multiples for the selected comparable companies were as follows:

Valuation Metric	
Enterprise value to sales	0.5x
Enterprise value to EBIT	9.1x
Enterprise value to EBITDA	6.8x
Equity value to net income	15.9x

The median multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	1.4x
Enterprise value to EBIT	12.9x
Enterprise value to EBITDA	9.6x
Equity value to net income	20.2x

Based upon the foregoing, Wachovia Securities determined a reference range for an implied value per share of K2 common stock of $10.22 to $16.50. This compares with the 30-day trading average of K2 common stock of $16.85 on October 20, 2003.

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on October 20, 2003, of: enterprise value to 2003E sales; enterprise value to 2003E EBIT; enterprise value to 2003E EBITDA; and equity value to 2003E net income.

The high multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	3.1x
Enterprise value to EBIT	13.9x
Enterprise value to EBITDA	12.6x
Equity value to net income	22.4x

The low multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	0.5x
Enterprise value to EBIT	10.4x
Enterprise value to EBITDA	6.9x
Equity value to net income	13.0x

The median multiples for the selected comparable companies were as follows:

Valuation Metric

Enterprise value to sales	1.4x
Enterprise value to EBIT	11.9x
Enterprise value to EBITDA	8.8x
Equity value to net income	19.5x

Based upon the foregoing, Wachovia Securities determined a reference range for an implied value per share of K2 common stock of $11.79 to $18.79. This compares with the 30-day trading average of K2 common stock of $16.85 on October 20, 2003.

With regard to the comparable public company analysis summarized above, Wachovia Securities selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business to those of K2. No public company used as a comparison, however, is identical to K2. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which K2 is being compared. Such qualitative judgments are reflected in Wachovia Securities' opinion.

Discounted Cash Flow Analysis. Wachovia Securities performed discounted cash flow analyses to estimate a range of present values per share of K2 common stock, assuming K2 continued to operate as a stand-alone entity without consummating the Offer and the proposed Merger. Wachovia Securities determined the range of present values of K2 by calculating the sum of (i) the present value of projected free cash flows of K2 over the five-year period from 2004 through 2008, and (ii) the present value of the estimated perpetuity value of K2 in year 2008. In calculating a perpetuity value for K2, Wachovia Securities assumed growth rates for K2 ranging from 1.0% to 3.0% during the perpetuity period. The projected free cash flows and EBITDA of K2 used by Wachovia Securities in its analysis were prepared by Wachovia Securities assuming only organic growth for K2 (the "Organic Growth Case"). In addition, Wachovia Securities prepared an alternative case that provided for the benefit of future acquisitions (the "Acquisition Case"). The free cash flows and terminal value were discounted to present value using discount rates ranging from 9.0% to 13.0%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of K2.

Based upon the foregoing, Wachovia Securities determined a reference range for an implied value per share of K2 common stock under the Organic Growth Case of $13.54 to $18.77, and an implied value per share of K2 common stock under the Acquisition Case of $16.63 to $25.99. This compares with the 30-day trading average of K2 common stock of $16.85 on October 20, 2003.

The discounted cash flow analyses of K2 do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities of K2 may trade at the present or at any time in the future. The range of discount rates applied to K2 referred to above was based upon several factors, including Wachovia Securities' knowledge of K2 and the industry in which it operates, the business risks of K2, and the overall interest rate environment as of October 22, 2002. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, perpetuity values and discount rates.

Pro Forma Financial Impact. Wachovia Securities analyzed the pro forma financial impact of the proposed Merger on K2's GAAP earnings per share, among other things. This analysis was based upon the projected financial performance of the Company and K2 for 2004. This analysis did not assume any synergies or make other operating adjustments. Based upon the foregoing, Wachovia Securities determined that the Offer and the proposed Merger would be accretive to K2's pro forma projected GAAP earnings per share for 2004.

Miscellaneous

The Board of Directors of the Company retained Wachovia Securities based upon its experience and expertise. Wachovia Securities is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Wachovia Securities is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, and private placements.

Wachovia Securities is an investment banking subsidiary and affiliate of Wachovia Corporation. Pursuant to the engagement letter with a predecessor entity of Wachovia Securities dated October 11, 2001, the Company agreed to pay Wachovia Securities (i) a retainer fee of $75,000, which has already been paid, (ii) a fee upon the completion of the Offer and the proposed Merger, which fee will be determined at closing and will likely be approximately $2,000,000, and (iii) a fee of $250,000 for the rendering of the opinion, which fee is not contingent upon the completion of the Offer and the proposed Merger. In addition, the Company has agreed to reimburse Wachovia Securities from time-to-time for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Wachovia Securities and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement. The terms of the fee arrangements with Wachovia Securities, which the Company and Wachovia Securities believe are customary in transactions of this nature, were negotiated at arms-length between the Company and Wachovia Securities, and the Board of Directors of the Company was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Wachovia Securities is contingent upon the completion of the transaction.

Wachovia Securities and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which it receives customary fees. In the ordinary course of business, Wachovia Securities and its affiliates may actively trade or hold the securities (including derivative securities) of the Company or K2 for its own account or for the account of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, in the ordinary course of business Wachovia Securities may also provide research coverage for the Company, K2 and/or their affiliates.

Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all such Shares that each person owns of record or beneficially, other than such Shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Upon the completion of the Merger, each outstanding option to purchase Shares issued by the Company to its employees pursuant to the Company's 1997 Stock Option Plan or any other agreement or arrangement, whether vested or unvested, will be converted into an option to purchase shares of common stock of K2. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements — Company Stock Options." Based on the execution of the Exchange Agreement between K2 and Charter Oak Partners, the Company believes that Charter Oak Partners intends to tender all of the Shares held by it in the Offer.

Because as of November 3, 2003 Charter Oak Partners beneficially owns approximately 49.06% of the outstanding Shares and the directors and executive officers of the Company beneficially own approximately 8.16% of the outstanding Shares (including options to acquire Shares exercisable within 60 days), if Charter Oak Partners and these directors and executive officers tender their Shares in the Offer and do not properly withdraw such Shares, the satisfaction of the Minimum Tender Condition will be assured. Assuming that all of the other conditions to the Offer are satisfied, the tender by Charter Oak Partners and these directors and executive officers in the Offer will assure the success of the Offer without the participation by any other stockholder of the Company.

Item 5. *Persons/Assets Retained, Employed, Compensated or Used.*

Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. *Interest in Securities of the Subject Company.*

Except as set forth in this Statement, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Exchange Agreement.

Item 7. *Purposes of the Transaction and Plans or Proposals.*

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. *Additional Information.*

Delaware General Corporation Law. The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Short-Form Merger. Under Section 253 of the DGCL, if K2 acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, K2 will be able to effect the Merger after the completion of the Offer without a vote by the Company's stockholders. Under the terms of the Merger Agreement and subject to the conditions contained therein, K2 has the option, exercisable after its purchase of Shares pursuant to the Offer, to purchase from the Company such number of Shares that, when added to the number of Shares purchased by K2 pursuant to the Offer, will constitute at least 90% of the outstanding Shares on a diluted basis, as described in the Prospectus. However, if K2 does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that more than 50% of the outstanding Shares on a diluted basis, as described in the Prospectus, be tendered. In addition, K2 and Acquisition Sub have agreed to cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Tender Condition shall have been satisfied and the Offer is consummated, the Shares owned by K2 and Acquisition Sub would represent more than 50% of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

Appraisal Rights. Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

If K2 acquires at least 90% of the outstanding Shares in the Offer or otherwise and effects a short-form merger pursuant to Section 253 of the DGCL, then appraisal rights will be available to the holders of Shares in connection with the Merger. If K2 does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote by the Company's stockholders is required under the DGCL to effect the Merger, then the Merger will be effected by the Company under Section 251 of the DGCL and appraisal rights will not be available to the holders of the Shares if: (i) at the record date fixed to determine the stockholders of the Company entitled to receive notice of and to vote at the meeting of stockholders at which the Merger Agreement will be voted on, the Shares are listed on any of the NYSE, another national securities exchange or the Nasdaq National Market or are held of record by more than 2,000 holders; and (ii) at the effective time of the Merger, the shares of common stock of K2 to be received by the holders of Shares in the Merger are listed on any of the NYSE, another national securities exchange or the Nasdaq National Market or are held of record by more than 2,000 holders. As of the date of this Statement, the Shares are listed for trading on the Nasdaq National Market and the shares of common stock of K2 are listed for trading on the NYSE.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law. Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person that beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

- before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

- upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

- following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL at its meeting held on October 22, 2003, as described in Item 4 of this Statement above. The restrictions of Section 203 of the DGCL will therefore not apply to the Merger or the transactions contemplated by the Merger Agreement.

Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by K2 pursuant to the Offer is subject to such requirements. Accordingly, K2 filed a Notification and Report Form with respect to the Offer on October 23, 2003 and the Company filed a Notification and Report Form with respect to the Offer on October 28, 2003. Early termination of the waiting period under the HSR Act was granted on October 30, 2003.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as K2's acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9. *Material to be Filed as Exhibits.*

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Prospectus of K2, dated November 4, 2003 (incorporated by reference to the prospectus included in the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on November 4, 2003).
(a)(2)	Form of Letter of Transmittal of K2 (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on November 4, 2003).
(a)(3)	Letter to the stockholders of the Company, dated November 4, 2003.*
(a)(4)	Press release issued by the Company on October 22, 2003 (incorporated by reference to the press release filed by the Company under cover of Schedule 14D-9 with the Securities and Exchange Commission on October 23, 2003).
(e)(1)	Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, by and among K2, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 23, 2003).
(e)(2)	Exchange Agreement, dated as of October 22, 2003, by and between K2 and Charter Oak Partners.
(e)(3)	Form of Non-Competition Agreement proposed to be entered into by and among K2, the Company and Charter Oak Partners.
(e)(4)	1997 Stock Option Plan of the Company.
(e)(5)	Amendment to 1997 Stock Option Plan of the Company, adopted December 18, 2000.
(e)(6)	Form of Stock Option Award Agreement under the 1997 Stock Option Plan of the Company.
(e)(7)	Success Bonus Program of the Company, dated as of November 19, 2002.

Exhibit No.	Description
(e)(8)	Employment Agreement, dated as of September 15, 1997, by and between the Company and E. Lynn Scott (incorporated by reference to Exhibit 10(ix) of the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on September 23, 1997).
(e)(9)	Change-of-Control Agreement, dated as of May 17, 1999, by and between the Company and Steve Cherry, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(i) of the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1999 and Exhibit 10(xxix) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(10)	Change-of-Control Agreement, dated as of May 17, 1999, by and between the Company and Steve DeMent, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(i) of the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1999 and Exhibit 10(xxx) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(11)	Change-of-Control Agreement, dated as of May 17, 1999, by and between the Company and John D. Flynn, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(i) of the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1999 and Exhibit 10(xxxi) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(12)	Change-of-Control Agreement, dated as of May 17, 1999, by and between the Company and J.R. Brian Hanna, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(i) of the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1999 and Exhibit 10(xxxii) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(13)	Change-of-Control Agreement, dated as of May 17, 1999, by and between the Company and Charles Prudhomme, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(i) of the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1999 and Exhibit 10(xxxiii) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(14)	Change-of-Control Agreement, dated as of November 9, 1999, by and between the Company and Mark Skrocki, as amended by the Amendment to Change-of-Control Agreement, dated as of November 15, 2001 (incorporated by reference to Exhibit 10(xxi) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1999 and Exhibit 10(xxxiv) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(15)	Change-of-Control Agreement, dated as of November 15, 2001, by and between the Company and David Armstrong (incorporated by reference to Exhibit 10(xxviii) of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2001).
(e)(16)	Form of Non-Competition Agreement entered into by each of the Company's employees that is a party to a Change-of-Control Agreement with the Company.
(g)	None
ANNEX A	Fairness Opinion of Wachovia Capital Markets, LLC

* Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASS EAGLE INC.

By: /s/   E. Lynn Scott
_____
Name: E. Lynn Scott
Title: President and Chief Executive Officer

Dated: November 4, 2003

Annex A

Wachovia Securities, Inc.
301 South College Street
Charlotte, NC 28288-8905



WACHOVIA SECURITIES

October 22, 2003

Board of Directors
Brass Eagle Inc.
1201 S.E. 30th Street
Bentonville, AR 72712

Gentlemen:

You have asked Wachovia Capital Markets, LLC (''Wachovia Securities''), subject to the terms and conditions expressed herein, to advise you with respect to the fairness, from a financial point of view, to the shareholders of Brass Eagle Inc. (''Target''), of the consideration to be received for the common shares of Target pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003 (the ''Agreement''), among Target, K2 Inc. (''Parent''), and Cabe Acquisition Sub, Inc., a wholly owned subsidiary of Parent (''Merger Sub''). Capitalized terms in this letter shall have the meaning ascribed to them in the Agreement unless the context clearly requires otherwise.

The Agreement provides for the acquisition of Target by Parent pursuant to an exchange offer (the ''Offer'') and subsequent merger in which Merger Sub will merge with and into Target (the ''Merger''). Upon the consummation of each of the Offer and the Merger, each tendered or outstanding share, as the case may be, of common stock of Target (in the case of the Merger, other than shares of common stock owned by Parent or Merger Sub or held by Target, all of which shall be cancelled, and other than the shares of Dissenting Shares) shall be converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, with cash paid in lieu of fractional shares (collectively, the ''Consideration''). ''Exchange Ratio'' means $10.17 divided by the average closing price of a share of Parent Common Stock for the 30 consecutive trading days ending on the second trading day prior to execution of the Agreement. Pursuant to the Agreement, the Exchange Ratio is the same for each of the Offer and the Merger.

In arriving at our opinion, we have, among other things:

- Reviewed the financial terms of the Agreement.
- Reviewed certain business, financial, and other information regarding each of Parent and Target that was publicly available.
- Reviewed certain business, financial, and other information regarding Parent that was furnished to us by the management of Parent, and discussed such information with Parent's management.
- Reviewed certain business, financial, and other information regarding Target that was furnished to us by the management of Target, and discussed such information with Target's management.
- Reviewed the current and historical market prices of the Parent's common stock and the Target's common stock.

- Compared the publicly available business, financial, and other information regarding each of Parent and Target with similar information regarding certain other publicly traded companies that we deemed relevant.

- Compared the proposed financial terms of the Merger with the financial terms of certain other business combinations and transactions that we deemed relevant.

- Developed discounted cash flow models for each of Parent and Target based upon equity analysts' estimates as to Parent and Target's management's estimates as to Target.

- Reviewed the potential pro forma impact of the Merger on Parent's financial statements.

- Developed a contribution analysis model based upon historical financial results and equity analysts' estimates as to Parent and Target's management's estimates as to Target.

- Analyzed the premiums paid in certain other business combinations and transactions that we deemed relevant.

- Considered other information such as financial studies, analyses, and investigations as well as financial and economic and market criteria that we deemed relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to Target's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Target's management as to the anticipated future financial performance of Target. We have discussed Target's financial forecasts with management of Target, but we assume no responsibility for such forecasts or the assumptions upon which they are based. Parent does not publicly disclose, and did not disclose to us, any financial forecasts. We reviewed financial forecasts for Parent published by independent equity analysts. We have assumed that such forecasts have been reasonably prepared and reflect the best currently available estimates as to the anticipated future financial performance of Parent, but we assume no responsibility for and express no view as to such forecasts or the assumptions upon which they are based. In arriving at our opinion, we have not incorporated any conclusions as a result of our limited physical inspection of certain of the facilities of Target and have not made or been provided with any evaluations or appraisals of the assets or liabilities of either of Parent or Target.

In rendering our opinion, we have assumed that the Offer and Merger will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third-party consents or approvals, no restrictions will be imposed that will materially affect the terms of the Merger or other actions contemplated by the Agreement. In addition, we have assumed that in the event Target has the right to terminate the Agreement pursuant to §7.1(c)(vi) of the Agreement, it shall exercise such right. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger compared with other business strategies that may have been considered by Target's management or its Board of Directors.

Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services to Target in connection with the Merger and will receive a fee for such services, which include the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of either or both of Parent and Target for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this opinion is for the information and use of the Board of Directors of Target in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by Target to enter into the Agreement. Our opinion may not be disclosed, summarized, excerpted from, or otherwise publicly referred to without our prior written consent.

We have not considered, nor are we expressing any opinion herein with respect to, the prices at which Parent Common Stock or common stock of Target will trade following the announcement of the Merger or the price at which Parent Common Stock will trade following the consummation of the Merger.

Subject to the foregoing, and based upon our experience as investment bankers, our work as described above, and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received for common stock of Target pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Target.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC